Exhibit 99.1

SODASTREAM REPORTS FIRST QUARTER FISCAL 2015 RESULTS

AIRPORT CITY, Israel - May 6, 2015 - SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three month period ended March 31, 2015.

For the first quarter ended March 31, 2015 on an adjusted basis*:

•	Adjusted revenue was $91.3 million compared to $118.2 million in the first quarter 2014.
•	Adjusted revenue on a constant currency basis was $104.8 million.
•	Adjusted operating income was $3.7 million compared to $2.3 million in the first quarter 2014.
•	Adjusted EBITDA was $7.6 million compared to $6.5 million in the first quarter 2014.
•	Adjusted net income was $8.4 million compared to $1.8 million in the first quarter 2014.
•	Adjusted diluted earnings per share were $0.40, compared to $0.08 in the first quarter 2014.

*Adjusted revenue, Adjusted operating income, Adjusted net income and Adjusted diluted earnings per share are non-IFRS financial measures that eliminate the effect of restructuring costs, which include $2.3 million of pre-tax charges incurred as part of the Company’s restructuring and growth plan announced on October 29, 2014. The charges were related to activities associated with discontinued products, which decreased revenue by $1.0 million and increased cost of revenue by $1.3 million. Adjusted EBITDA represents earnings before financial income, income tax, depreciation and amortization, and further eliminates the effect of restructuring costs.

“The implementation of the restructuring and growth plan we announced in October 2014 is progressing as planned. The first quarter marked the start of a transitional period as we embarked on our global brand and product repositioning around health & wellness,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “We’ve made good progress preparing for the launch of a completely new portfolio of great tasting, better for you sparkling water flavors later this year that we believe will resonate strongly with our consumer audience. At the same time, the transformation of our manufacturing base and operating structure is creating a more efficient organization. We are accelerating the consolidation of our production activities into our new state-of-the-art plant in Lehavim. During April, we shut down our Alon Tavor facility and commenced plastic injection in Lehavim. Last week we completed the transfer of our last assembly lines from Mishor Adumim to Lehavim and we no longer produce sparkling water makers in Mishor Adumin. We will complete the transition of equipment and exit Mishor Adumim entirely during the third quarter, ahead of schedule. As our restructuring and growth plan unfolds and gains traction, and we move past the challenging foreign currency exchange rate changes, we believe SodaStream will be well positioned to drive sustainable sales gains and greater earnings power in the years ahead.”

First Quarter 2015 Financial Review

(The financial review relates to the Non-IFRS Consolidated Statements of Operations)

Geographical Revenue Breakdown
Adjusted Revenue	Three Months Ended
	March 31, 2014	March 31, 2015	(Decrease)	(Decrease)
	In Millions USD			%
Western Europe	$62.5	$54.6	$(7.9)	(13%)
The Americas	34.8	22.8	(12.0)	(34%)
Asia-Pacific	11.9	9.0	(2.9)	(25%)
Central & Eastern Europe, Middle East, Africa	9.0	4.9	(4.1)	(45%)
Total	$118.2	$91.3	$(26.9)	(23%)

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Product Segment Revenue Breakdown
Adjusted Revenue	Three Months Ended
	March 31, 2014	March 31, 2015	(decrease)	(decrease)
	In millions USD			%
Soda Maker Starter Kits	$32.2	$27.5	$(4.7)	(15%)
Consumables	83.0	63.0	(20.0)	(24%)
Other	3.0	0.8	(2.2)	(73%)
Total	$118.2	$91.3	$(26.9)	(23%)

Product Segment Unit Breakdown	Three Months Ended
	March 31, 2014	March 31, 2015	Increase (decrease)	Increase (decrease)
	In thousands			%
Soda Maker Starter Kits	604	518	(86)	(14%)
CO2 Refills	5,820	6,046	226	4%
Flavors	8,405	4,922	3,483	(41%)

The decrease in Adjusted revenue compared to the first quarter 2014 was mainly due to a $13.4 million reduction in Adjusted revenue from changes in foreign currency exchange rates, primarily the weakening of the average Euro/U.S. Dollar exchange rate by 18%, Australian Dollar/U.S. Dollar by 12% and the Swedish Krona/U.S. Dollar by 23% versus the same period last year. First quarter 2015 results also reflect lower demand for sparkling water makers and flavors mainly in the U.S. and France.

Gross margin for the first quarter 2015 (before the impact of restructuring costs) remained 52.3% similar to the same period in 2014. First quarter 2015 gross margin was positively impacted by a higher share of CO2 refills in product mix and negatively impacted by the changes in foreign currency exchange rates versus the same period last year.

Sales and marketing expenses for the first quarter 2015 totaled $32.5 million, or 35.5% of Adjusted revenue, compared to $46.1 million, or 39.0% for the comparable period in the prior year. The decrease was primarily attributable to lower advertising and promotion expenses, which decreased $8.8 million to 13.8% of revenue from 18.1% of revenue in the same period in 2014, and lower distribution costs due to the lower sales volume. Selling and marketing expenses also decreased versus the same period last year due to the changes in foreign currency rates, mainly the weakening of the Euro/U.S. Dollar average exchange rate by 18% and the Israeli Shekel/U.S. Dollar average exchange rate by 12% versus the same period last year.

General and administrative expenses for the first quarter 2015 were $11.6 million, or 12.7% of Adjusted revenue, compared to $13.4 million, or 11.3% of revenue in the comparable period of last year. The decrease was mainly due to a decrease in share-based payment expenses.

Operating income (before the impact of restructuring costs) increased 56.2% to $3.7 million, or 4.0% of Adjusted revenue, compared to $2.3 million, or 2.0% of revenue, in the first quarter 2014. The increase in operating income was driven primarily by reduction in expenses, mainly the lower advertising and promotion expenses, partially offset by the decrease in revenue.

The net impact of foreign currency exchange rate changes on operating income in comparison with the same period in 2014 was negative at approximately $2.6 million.

Net financial income was $5.7 million compared to net financial expense of $0.2 million in the same period in 2014. The financial income resulted from currency hedging gains and profit from a decrease in the value of Euro denominated bank loans.

Tax expense was $1.0 million with effective tax rate of 13.8%, compared to $0.3 million with effective tax rate of 16.4% in the first quarter 2014.

Balance Sheet Review

Cash and cash equivalents at March 31, 2015 were $40.6 million compared to $46.9 million at December 31, 2014. The decrease is primarily attributable to the investment in the Company’s new production facility.

The Company had $45.8 million of bank debt at March 31, 2015 mainly for financing the investment in its new production facility, compared to $43.9 million of bank debt at December 31, 2014.

Working capital at March 31, 2015, after the impact of the restructuring, decreased by 3.0% to $154.1 million compared to $158.8 million at December 31, 2014. Inventories at March 31, 2015 decreased by 4.4% to $132.3 million compared to $138.4 million at December 31, 2014.

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Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, May 6, 2015) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the world's leading manufacturer and distributor of Sparkling Water Makers, which enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water more exciting and fun to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries, including 15,000 retail stores in the United States. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted revenue, Adjusted net income, Adjusted EBITDA, and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs. Adjusted revenue, Adjusted net income and Adjusted diluted earnings per share eliminate the effect of restructuring costs.

The Company believes that the Adjusted revenue, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, as described above, should be considered in evaluating the Company’s operations. Adjusted revenue, Adjusted net income and Adjusted diluted EPS exclude restructuring costs because most of this charge is a non-cash expense that does not reflect the performance of the Company’s underlying business and operations. Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results.

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Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2014 and other documents filed with or furnished to the Securities and Exchange Commission.  These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Consolidated Statements of Operations

In thousands (other than per share amounts)

For the three months ended March 31

	2014	2015
	(Unaudited)	(Unaudited)

Revenue	$118,172	$90,344
Cost of revenue	56,326	44,893

Gross profit	61,846	45,451

Operating expenses
Sales and marketing	46,146	32,461
General and administrative	13,355	11,641

Total operating expenses	59,501	44,102

Operating income	2,345	1,349

Interest expense, net	47	34
Other financial expense
(income), net	172	(5,702)

Total financial (income)
expense, net	219	(5,668)

Income before income taxes	2,126	7,017

Income tax expense	348	970

Net income for the period	1,778	6,047

Net income per share
Basic	0.09	0.29
Diluted	0.08	0.29

Weighted average number of Shares
Basic	20,908	21,017
Diluted	21,289	21,050

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Consolidated Balance Sheets as of

	December 31,	March 31,
	2014	2015
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$46,880	$40,563
Inventories	138,392	132,281
Trade receivables	94,217	66,059
Other receivables	34,789	29,905
Derivative financial instruments	1,035	3,441
Total current assets	315,313	272,249

Property, plant and equipment	124,817	132,627
Intangible assets	44,389	42,750
Deferred tax assets	2,506	4,113
Other receivables	273	415
Total non-current assets	171,985	179,905

Total assets	487,298	452,154

Liabilities
Loans and borrowings	9,239	22,984
Derivative financial instruments	491	-
Trade payables	67,011	36,047
Income tax payable	11,740	12,615
Provisions	2,469	2,092
Other current liabilities	27,882	26,799
Total current liabilities	118,832	100,537

Loans and borrowings	34,645	22,789
Employee benefits	2,174	2,142
Provisions	122	165
Deferred tax liabilities	750	701
Total non-current liabilities	37,691	25,797

Total liabilities	156,523	126,334

Shareholders’ equity
Share capital	3,400	3,402
Share premium	198,918	200,059
Translation reserve	(14,908)	(27,053)
Retained earnings	143,365	149,412
Total shareholders’ equity	330,775	325,820

Total liabilities and shareholders’ equity	$487,298	$452,154

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Consolidated Statements of Cash Flows

	For the three months ended
	March 31,
	2014	2015
	(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$1,778	$6,047

Adjustments:
Amortization of intangible assets	512	929
Change in fair value of derivative financial instruments	408	(3,806)
Exchange rate differences on Short-term loans and borrowing	-	(957)
Exchange rate differences on long-term loans and borrowing	-	(3,900)
Depreciation of property, plant and equipment	3,624	3,014
Restructuring costs	-	2,313
Share based payment	2,306	1,133
Interest expense, net	47	34
Income tax expense	348	970
	9,023	5,777
Decrease (increase) in inventories	(2,468)	1,484
Decrease in trade and other receivables	24,707	23,858
Decrease in trade payables	(24,072)	(29,965)
Increase (decrease) in employee benefits	(110)	106
Increase (decrease) in provisions and other current liabilities	(3,865)	656
	3,215	1,916
Interest paid	(36)	(41)
Income tax received	363	250
Income tax paid	(682)	(2,056)
Net cash from operating activities	2,860	69

Cash flows from investing activities
Interest received	5	7
Proceeds from investment grants	-	2,252
Proceeds from (payment for) derivative financial instruments, net	(660)	909
Acquisition of property, plant and equipment	(15,684)	(13,741)
Acquisition of intangible assets	(363)	(990)
Net cash used in investing activities	(16,702)	(11,563)

Cash flows from financing activities
Proceeds from exercise of employee share options	453	10
Repayments of long-term loans and borrowings	-	(10,684)
Change in short-term debt	8,556	17,430
Net cash from financing activities	9,009	6,756

Net decrease in cash and cash equivalents	(4,833)	(4,738)
Cash and cash equivalents at the beginning of the period	40,885	46,880
Effect of exchange rates fluctuations on cash and cash equivalents	-	(1,579)

Cash and cash equivalents at the end of the period	$36,052	$40,563

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Information about Adjusted revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Three months ended:
March 31, 2014 (Unaudited)	$62,550	34,758	11,906	8,958	$118,172
March 31, 2015 (Unaudited)	54,635	22,795	8,965	4,949	91,344

EBITDA
	Three months ended
	March 31,
	2014	2015
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$1,778	$6,047
Financial expenses (income), net (*)	219	(5,668)
Income tax expense	348	970
Depreciation and amortization	4,136	3,943
EBITDA	6,481	5,292

Restructuring	-	2,313
Adjusted EBITDA	6,481	7,605

(*) Starting in Q1 2015, the Company presents EBITDA excluding total financial expense (income), net, as opposed to 2014 in which EBITDA was presented excluding only interest expense. Q1 2014 EBITDA was also adjusted to exclude total financial expense.

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The following tables present the Company’s Adjusted revenue, by product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Three months ended
	March 31,
	2014	2015
	(Unaudited)
	Adjusted revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$32,224	$27,530
Consumables	82,924	62,990
Other	3,024	824
Total	$118,172	$91,344

	Three months ended
	March 31,
	2014	2015
	(Unaudited)
	As a percentage of Adjusted revenue

Soda maker starter kits (including exchange cylinders)	27.3%	30.1%
Consumables	70.2%	69.0%
Other	2.5%	0.9%
Total	100.0%	100.0%

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